Filed by Union Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Union Acquisition Corp. II

Commission File No.: 001-39089

On March 31, 2021, representatives of Union Acquisition Corp. II (“Union II” or “SPAC”) and Crynssen Pharma Group Limited (“Procaps Group” or the “Company”) held a conference call (the “Conference Call”) regarding the proposed business combination between Union II and the Company and the other parties thereto (the “Business Combination”). The following is a transcript of the Conference Call (the “Transcript”), which is being provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination. The slides referenced in the presentation were filed with the Securities and Exchange Commission on Form 8-K on March 31, 2021.

Procaps Group, a Leading Global Pharmaceutical Technology and Healthcare Company Based in Latin America, Going Public via Merger with Union Acquisition Corp II Presentation Transcription

March 31, 2021 at 11:00 AM ET

Operator

Good morning, ladies and gentlemen. Thank you for standing by and welcome to the business combination between Procaps Group and Union Acquisition Corporation II. conference call and webcast. We appreciate everyone joining us today. Please note that the press release issued today, and the investor presentation have been filed with the SEC and can be found on the Procaps Group investor website at investor.procapsgroup.com. Please review the disclaimers included in the investor presentation.

Before we get started, I would like to remind you that statements we make during this call contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties. Any statement that refers to expectations, projections or characterizations of future events, including financial projections, the anticipated benefits of the proposed transaction or future market conditions, is a forward-looking statement. The company's actual future results could differ materially from those expressed in such forward-looking statements for any reason, including those set forth in Union Acquisition Corp II’s SEC filings, including its Form 8-K filed today.

Neither Union Acquisition Corporation II. nor Procaps Group assumes any obligation to update any such forward-looking statements. Please also note that the past performance or market information is not a guarantee of future results.

During this conference call, we will discuss non-GAAP financial measures including a discussion of adjusted EBITDA. The presentation also includes non-GAAP financial measures such as Adjusted EBITDA. We believe non-GAAP disclosures enable investors to better understand Procaps Group’s core operating performance. Please refer to the investor presentation for a reconciliation of each of this non-GAAP measure to the most directly comparable GAAP financial measure.

In connection with the proposed transaction, Union Acquisition Corporation II. intends to file with the Securities and Exchange Commission a proxy statement on Form 14A, with respect to Procaps Group’s stockholder meeting to vote on the proposed transaction. The Proxy Statement will contain important information about the proposed transaction and related matters.

Hosting today’s call are Procaps Group Chief Executive Officer Ruben Minski, Procaps Group Board Member & Chairman of M&A Committee Alejandro Weinstein and Union Acquisition Corp. ll Chief Operating Officer Daniel Fink. Finally, this conference call is being webcast. The webcast link is available in the investor relations section of procapsgroup.com. I will now turn the call over to Union Acquisition Corporation ll’s Chief Operating Officer Daniel Fink.

Dan Fink

(SLIDE 3)

Thank you operator and thank you all for joining us today. We are pleased to present this transformative business combination between Procaps Group and Union Acquisition Corp II.

This is our platform’s second SPAC, and we are honored to be partnering with Procaps’ shareholders as it transitions from a private to a public company in order to accelerate its growth.

While you will hear later about its impressive growth prospects, Procaps is quite sizable today, expecting gross revenues of $436 million and adjusted EBITDA of $105 million this calendar year.

Before we speak about the transaction, I would like to introduce you to the people on today’s call.

First, I am joined by Ruben Minski, who is the founder, chairman of the board and chief executive officer of Procaps, a company founded 43 years ago that continues to be at the forefront of innovation.

I am also joined by Alejandro Weinstein, shareholder, board member, and chairman of a newly formed M&A committee at Procaps which we will describe later on. Alejandro was the CEO of CFR when it was sold to Abbott Laboratories. When his non-compete expired he invested in Procaps, a company he knew very well after being one of its main clients at CFR for many years.

And this is Dan Fink speaking, on behalf of Union Acquisition Corp II. I have a long history of private equity and experience in Consumer-Packaged Goods throughout the Americas.

Dan Fink

(SLIDE 4)

On Slide 4, we provide a brief overview of the transaction.

Procaps Group is a family-owned Latin American pharmaceutical company established over 40 years ago that has grown into a leading integrated pharma company with a presence in 13 countries and product reach in 50 markets modernizing drug delivery technology and manufacturing capabilities.

Union Acquisition Corp. II (“UAC II” – NASDAQ: LATN) is a US$200 million special purpose acquisition company, founded by Kyle P. Bransfield, that brings deep experience in Consumer and Packaged Goods operating and investing throughout the Americas.

The enterprise value of Procaps of approximately $1.1 billion implied by the transaction equates to 10.75 times the expected EBITDA for 2021.

Use of proceeds are three-fold: to fund organic growth, consummate accretive acquisitions, and there will be a secondary component in the form of a redemption of certain shares held by the IFC.

As with our previous SPAC, we searched for a company which we believe will have outsized growth potential, a large addressable market opportunity, and excellent management. Procaps fits all of these criteria.

Dan Fink

(SLIDE 5)

On to Slide 5

We just recently completed our PIPE process. In a recently challenging SPAC PIPE market, we were able to complete this process one-week ahead of schedule and over-subscribed, which we believe validates the Company and its unique growth prospects.

It’s also important to point out that this was the first ever Latin-American focused SPAC PIPE and included renowned investors such as Compass Group, Moneda Asset Management, Consorcio Seguros, among several other unnamed global and healthcare investors. We believe having this supportive investor base will be important to the Company’s long-term growth.

In terms of the Use of Proceeds of the transaction, of the $300 million in combined proceeds from our SPAC and PIPE, we expect $215 million to come to Procaps, after completing a $60 million redemption of shares held by the IFC, as will be discussed shortly, and paying for transaction costs.

We intend to use approximately $165 million of the proceeds to Procaps to fund inorganic growth, which consists of a developed roll-up strategy that we are going to discuss for mid-sized companies in the region.

The Company’s M&A plan focuses on pharma targets in Mexico, Central America, and the Andean Region as well as CDMO targets in Mexico and Brazil.

Additionally, Procaps has the opportunity to accelerate key development areas, most notably in telehealth and digital health.

The remaining $50 million of the proceeds to Procaps are intended to be used for organic growth opportunities which we believe will have attractive paybacks. These include capex, working capital, investments to strengthen Procaps’ already existing e-Health platform, and finally R&D which historically has been an important part of the company’s growth profile.

We will expand on all these exciting growth initiatives later during the call, but first let us review our shareholder structure pre and post transaction.

Dan Fink

(SLIDE 6)

On page 6, the top part of the page is a pre-transaction overview on what the shareholder structure of the company currently looks like. The Minski family, under the leadership of Ruben, owns 69% of Procaps. Alejandro Weinstein Controlled Entities own 17% and the IFC owns the remaining 14%.

Post-transaction on a pro forma basis, subject to certain adjustments, the Minski family will own approximately 52%, Alejandro Weinstein Controlled Entities will own approximately 13%, the IFC will own approximately 5% and UAC II Sponsors will own 3%.

Importantly, the free float of the Company will be 26%, comprising existing UAC II shareholders with 17% and PIPE investors with the remaining 9%.

These post-transaction pro forma ownership figures do not take into account approximately 11.7 million shares owned by UAC II shareholders and Procaps shareholders that will be placed into escrow and subject to release upon satisfaction of certain conditions. The UAC II and Procaps shareholders that own such escrowed shares will retain their economic interests in, and be able to vote, such escrowed shares while they remain in escrow.

I will now turn the call over to Ruben Minski, Founder and CEO of Procaps Group.

Ruben Minski

(SLIDE 8)

Thanks very much, Dan. The Procaps team and I have a great deal of respect for Union and we are excited to partner with them as we accelerate into our next stage of growth.

My family founded Procaps over 40 years ago and has built the company into a leading integrated pharma company well positioned to drive regional consolidation in a growing pharmaceutical sector that is still fragmented.

We are the largest pharmaceutical CDMO in Latin America and top 3 globally in Softgel production.

We have 6 manufacturing facilities in Latin America including the first FDA-approved pharmaceutical plant in South America for selling Rx products into the U.S.

Procaps is also vertically and horizontally integrated with over 5,000 employees across 13 countries. Our products and services are sold, distributed or provided to more than 50 markets across the world.

We have 34 patents as well as about 5,300 trademarks across the organization, with an extensive scientific expertise developing more than 50 products per year.

Finally, we are expecting gross revenues of $436 million and adjusted EBITDA of $105 million this calendar year.

Ruben Minski

(SLIDE 9)

As we look at slide 9, you can see Procaps has a successful history of growth and diversification over 43 years.

We can categorize our history into three phases of growth.

First, we saw the development of our differentiated platform.

Then vertical integration & inorganic growth which we will explain in more detail later on. We have shown we can successfully acquire and integrate companies.

Now we see a unique opportunity to be a regional consolidator and build significant scale in the region through inorganic growth, which is the strategic rationale for this transaction.

Ruben Minski

(SLIDE 10)

Slide 10 shows Procaps at a glance, and you can see that Procaps is split up into five business units.

First, Softigel is our B2B business. It is one of the world’s largest soft gelatin capsule manufacturers. We manufacture softgels for leading global pharma companies, such as Abbott, Glaxo, Pfizer, and others. One of our most important products that we produce in our facilities are the Advil softgels that are sold from Mexico to Argentina.

Second, Farma Procaps formulates and markets prescription drugs with a differentiated oral delivery system.

Third, Clinical Specialties develops, and markets high-complexity drugs, such as antibiotics for hospital use.

Fourth, Vital Care develops, and markets OTC consumer healthcare products such as Vitamins.

And lastly, Diabetrics, our “youngest child”, provides diabetes solutions and is currently only in Colombia and so we believe it has strong potential to roll out this business throughout the region. We believe we have just scratched the surface here.

Ruben Minski

(SLIDE 11)

Turning the page to Slide 11

We are a regional leader with strong diversification by product and geography.

In 2020, approximately 44% of Procaps’ revenue was US dollar-denominated, 49% of our revenue was generated by Rx-only products, 29% of our revenue was generated by our CDMO business, and the rest was generated by our OTC and Diabetes businesses.

Currently, we are an important leader in both Colombia and Central America as you can see on the right-hand side here, which combined represents some of the largest pharma markets in Latin America.

Ruben Minski

(SLIDE 12)

The next slide provides a 30,000-foot view of Procaps Group from an operational perspective. It is clear that the foundation building stretching over 40+ years through a time-tested business strategy has positioned Procaps to execute on its next growth phase Now let us review some of the key milestones achieved across these four pillars.

First, we have state-of-art manufacturing capabilities providing innovative oral delivery technologies. As mentioned, we had the first FDA-approved pharmaceutical plant in South America for selling Rx products into the U.S. 62% of our sales in 2020 were also linked to our own technologies and intellectual property.

Second, we have a Proprietary Rx and OTC Product Portfolio Leveraged on Procaps’ Delivery Systems. 99% of our product portfolio is proprietary, with a focus on high-growth therapeutic areas. And very importantly, our innovative delivery mechanisms allow us to transform Branded Generics into truly differentiated products.

Third, our regional footprint with both vertical and horizontal integration will help us maximize growth opportunities and synergies. We have six manufacturing facilities spread across the region and sell our products and services to over 50 markets worldwide.

And fourth, we have an intense focus on organic and inorganic growth with increased margin expansion. We have successfully executed on M&A and in-house business incubation in the past. We believe future inorganic opportunities will help us turbo charge Procaps’ next phase of growth.

Ruben Minski

(SLIDE 13)

On to our financials, at Procaps, we have a proven track record of strong growth, margin expansion, and high return on invested capital.

Taking into account our expected net revenue and adjusted EBITDA for 2021, we have shown outstanding net revenue growth of 14% since 2019 and robust adjusted EBITDA evolution and expansion of profitability from 22% to 26% during the same period.

Our small decline in 2020 was driven by three factors. First, deliberate product rationalization, which resulted in significant EBITDA improvement, second, our strategy designed to lower inventory levels from distributors, and third, the impact of exchange rate fluctuations.

If you look to the lower right part of the page, the Company has a leading Return on Invested Capital in our comps universe, which includes the CDMO, pharma, and OTC segments as you can see on the bottom right.

We also believe we have the potential to capture higher returns in the diabetes solutions segment, which is Procaps’ most recent business line.

Ruben Minski

(SLIDE 16)

Well, from our perspective, what makes us a unique investment case? First of all, we are a leading regional pharmaceutical player with global reach and a highly accomplished management team.

Ruben Minski

(SLIDE 17)

We have a presence in 13 countries with product reach across more than 50 markets. Global reach through our Softgel CDMO business. 6 production facilities spread across Colombia, Brazil and El Salvador. We also have one of the only 5 hormonal Softgel plants in the world.

Our extensive interactions with global pharma combined with the best practices from operating in more than 50 markets enriches our organization with important know-how, which provides us with unique competitive advantages versus others in the region.

We are also vertically and horizontally integrated to deliver formulations at premium prices and competitive costs.

Finally, we have a strong, experienced management team that “thinks locally and acts globally.”

Ruben Minski

(SLIDE 18)

Our in-house R&D capabilities help drive attractive growth opportunities.

Ruben Minski

(SLIDE 19)

We believe there are clear avenues for growth given our robust pipeline and extremely high product renewal rate.

We posted a 22% renewal rate in 2020 and we expect to increase that ratio to 25% in the next year, investing around 3-4% of our gross revenues in R&D.

A high percentage of sales is linked to our technologies as you can see on the top-right here. Our own technologies accounted for 86% of our B2B sales and 52% of our B2C revenue in 2020.

On the lower right, you can see we have a robust IP pipeline supported by 34 granted patents and 51 pending approval. Over 5,000 granted trademarks. Over 3,470 granted drug registrations and more than 1,600 pending approval.

Ruben Minski

(SLIDE 20)

We have unparalleled expertise and innovation with 500+ formulations, with 50+ new products per year. Here you can see some examples for reference:

On the top left side, we have g-Tabs, a gelatin coated tablet that is easy to swallow and we believe, based on current technology, to be impossible to counterfeit.

On the bottom left side, we have our advanced-formulated Softgels, the customers’ preferred oral dosage form.

On the middle we have Chewgels, chewable soft capsules for children and consumers who have difficulty swallowing.

On the top right side, we have Funtrition, delivering easy nutraceuticals with a variety of formulations in nutritional gummies.

On the right side, we have Unigel, enabling multi-dose therapies and multi-purpose products.

On the bottom right we have Versagel, a versatile plant based softgel, highly demanded in USA, Europe and Middle East.

These technologies allow us to transform Branded Generics into differentiated products.

Ruben Minski

(SLIDE 21)

At Procaps, we focus on differentiated, strong margin, and high barrier-to-entry products with global pharma clients and well-known brands such as Advil, Olly, and Altavida.

Ruben Minski

(SLIDE 22)

We are a leading pharmaceutical integral CDMO specialized in Softgels.

Ruben Minski

(SLIDE 23)

Through our CDMO business, we are a preferred supplier to global pharmaceutical companies such as Abbott, Glaxo, Pfizer, among others.

Our long-term customer relationships are set up in 5-10 year contracts which help to provide predictable free cash flow generation.

We have over 126 clients in more than 32 countries and continue to have a very strong presence in the United States.

Importantly, 86% of B2B sales in 2020 were linked to our own technologies and/or intellectual property.

Compared to the other CDMO players, we compete favorably. Our revenue growth and gross margins are comparable or even better than the industry average.

Ruben Minski

(SLIDE 24)

Slide 24 speaks to our market penetration in the softgel market.

We are a top-3 player globally in terms of softgel production capacity with growth and long-standing reputable clients.

Further, Softgel production growth at Procaps is 2 times that of the global production.

We have an average relationship of about 18 years with big pharma and blue-chip regional players.

Ruben Minski

(SLIDE 25)

We have a strong proprietary portfolio of Branded Rx and OTC Products.

Ruben Minski

(SLIDE 26)

Historically, we have grown our portfolio of branded Rx and OTC at higher rates than the market.

Further, we have a wide array of selected therapeutic areas across our business lines such as Feminine Care, Pain Relief, Skin Care, Oncology, and Gastro-Intestinal, with a pipeline focused on chronic diseases.

And finally, 99% of our product portfolio is currently proprietary. We are very proud of this fact, as this is a figure that tends to be lower in many of our competitors of scale.

Ruben Minski

(SLIDE 27)

We believe we are well-positioned to capitalize on favorable regional dynamics. “Right place, right time” as we put it.

Ruben Minski

(SLIDE 28)

Latin America’s pharma sales and healthcare expenditures are expected to outperform global growth going forward.

Moreover, Latin America’s aging population is expected to boost demand for chronic-focused pharma products in the future, as you can see here on the right-hand side.

Ruben Minski

(SLIDE 29)

We have a strong history and focus on ESG principles.

Ruben Minski

(SLIDE 30)

Resource saving polices, social programs & governance are incredibly important to us.

We actively participate in a number of social programs through contribution of resources, time and knowledge. Through our Foundation, we have been able to help over 126,000 children, 3,700 expectant mothers, and more than 5,500 elderly people.

Ruben Minski

(SLIDE 32)

Now let us review why we feel that you as a shareholder or potential investor should be excited to participate in our journey.

We believe that we are among the Latin American pharmaceutical companies with the largest growth potential.

We believe our agile business model will allow us to identify and maximize growth and time-to-market through the following pillars.

First, we plan to grow our existing portfolio and expand into new therapeutic areas. Including our focus to accelerate our current e-Health platform.

Second, we plan to continue to expand our successful products outside of Colombia through roll-outs or out-licensing.

Third, we plan to develop new and innovative pharma solutions. We have a reliable and recognized track record with respect to the development of new oral delivery technologies.

Finally, we look to grow inorganically through the acquisition of midsized Latin American pharma companies, that could include telehealth and digital health.

These initiatives lead us to 2 different growth opportunities, i) Organic growth in B2B and B2C segments, and ii) Inorganic growth framed in a clear M&A strategy.

Ruben Minski

(SLIDE 33)

We have a clear strategy to propel strong organic growth through a diversified portfolio of business lines and products, including Rx and OTC.

In our B2B segment, we plan to increase market share with current multinational clients, capture new customers and, commercialize new proprietary formulations through the use of our new patented technologies.

And in our B2C segment, we plan to grow our existing portfolio, expand into new therapeutic areas, and roll-out our successful products from Colombia into new markets.

Ruben Minski

(SLIDE 34)

We understand the future importance of e-Health in Latin America as well as the world and want to accelerate its growth within the organization.

We have developed an app called Zutrics that is a digital health platform that helps patients/doctors/insurers manage chronic diseases.

It is already operational for Diabetrics and we expect to see an upcoming migration to other chronic diseases later this year.

We expect 50,000 downloads in 2021, increasing to more than 200,000 by 2023. This e-Health offering is one we are extremely excited about.

Ruben Minski

(SLIDE 35)

In terms of our inorganic growth initiatives, we have successfully demonstrated in-house M&A capabilities. We have undertaken 4 acquisitions in the last 7 years and been able to meaningfully increase EBITDA at these companies through our company’s best practices.

We have historically focused on Latin American targets with high-growth potential. The business lines have also been centered on high-growth therapeutic areas and been holders of proprietary pharma products.

To take a deeper dive with our M&A strategy, I would like to introduce Alejandro Weinstein, a shareholder, board member, and chairman of the M&A committee. I think it is important for investors to understand how fortunate we are to have Alejandro on our team and the potential impact to our growth strategy he will bring over the next 3 years.

Alejandro has more than 30 years of experience in the healthcare and wellness industries, both operational and investing. He was the CEO of CFR Pharmaceuticals S.A. for ten years, where he executed more than 15 acquisition transactions in ten different countries, including the acquisition of Lafrancol S.A., the largest pharmaceutical company in Colombia.  Under his leadership, in May 2011 CFR completed an initial public offering, and in September 2014, Alejandro led the sale of CFR to Abbott Laboratories for approximately $2.9 billion. With that, I will turn the call over to Alejandro Weinstein.

Alejandro Weinstein

(SLIDE 36)

Thanks, Ruben. I really appreciate the thoughtful introduction. It is a pleasure to participate on today’s call and good morning to everyone listening to our presentation.

So, why is now the time to execute on M&A?

Well, emerging pharma markets are extremely fragmented. Today, many targets are managed by 2nd and 3rd generation family members who are looking to exit. Greenfield pharma projects in the emerging markets we operate in are also slow and expensive.

How do we create value? We plan to undertake accretive acquisitions and believe we can achieve synergies through innovation and economies of scale.

We expect to be able to lower our cost of capital through diversification both geographically and across business units.

How to fund this strategy? Access to capital markets will provide us with the ammunition needed to undertake these accretive acquisitions we have lined up.

Alejandro Weinstein

(SLIDE 37)

Geographically, we are focused on pharma targets in Mexico, Central America, and the Andean regions. We also have a couple CDMO targets in Brazil and Mexico.

Key development areas include:

Telehealth and digital health

Ophthalmic product lines and other select therapeutic areas

Novel and orphan drug portfolios

Our consolidation strategy can be developed through a roll up strategy of mid-sized companies in the region and/or via a potentially transformational merger with a leading player in emerging markets. With that, I will pass the mic back to Ruben for a look at our financial highlights. Ruben?

Ruben Minski

(SLIDE 39)

Thanks Alejandro. Quickly, for some key financial highlights, we have experienced robust top-line growth with expected net revenue growth of 21% in 2021. This has been driven by strategic new product launches, new market entry and market share gains.

Strong adjusted EBITDA margin expansion, from 22% in 2019 to an expected 26% by 2021. This has resulted because of decisive actions taken to manage gross margins and operational efficiencies. We are also benefiting from fixed cost leverage of higher revenue on indirect SG&A expenses.

Strong cash flow generation with adjusted EBITDA to free cash flow conversion of more than 50% through the forecasted period.

Moreover, we have maintained a conservative balance sheet with a current Net debt to adjusted EBITDA ratio of approximately 2x.

Now I am going to turn the conversation back over to Dan. Dan?

Dan Fink

(SLIDE 41)

Thanks Ruben. I plan to discuss why Procaps is a great fit with our target acquisition profile and the transaction structure.

UAC is a $200 million NASDAQ-listed SPAC, and we are a repeat SPAC sponsor with a focus on Latin America.

Our focus and experience here provides us first-mover advantage, local knowledge and access to unparalleled opportunities in the region.

Page 41 highlights the experience of our Directors and Strategic Advisors at UAC II. Particularly, in the global CPG space from companies such Gillette, Pepsico, Bacardi and Del Monte. We believe we can be a value added partner to Procaps on its journey ahead.

Dan Fink

(SLIDE 42)

When we launched Union II, we articulated the ideal target to our shareholders, and Procaps fits that profile perfectly.

We understood the need for a company with size and liquidity. Here we are partnering with a company above $1 billion in Enterprise Value.

We set our focus on large, growing and well understood sectors, and healthcare in Latin America as Ruben said is right place right time.

We also targeted a business with an attractive future growth profile. Procaps more than checks that box, with a real scarcity value given its prospects.

Next, we sought to partner with a “best in class” management team; Ruben, Sergio and team’s track record is second to none in any industry and speaks for itself.

Lastly, we focused our search on companies with a public-ready infrastructure.

We have been working with the Company over the last few months to accelerate their capabilities to ensure the Company captures the moment.

In short, we are doing EXACTLY what we said to our investors we were going to do.

Dan Fink

(SLIDE 43)

Slide 43 highlights the previously discussed transaction structure. Some key takeaways from this slide are:

The transaction values Procaps at approximately $1.1 billion dollars, representing a 10.75x 2021 multiple

Additionally, there are a modest amount of incentive shares to the existing shareholders that vest if the company hits a share price of $12.50 and $13 as a way of bridging value expectations.

PIPE investors will own 9%, and public float of the transaction is anticipated to be approximately 26% of the listed business, including the SPAC shareholders.

Incredibly important, the Minski family and Alejandro Weinstein have elected not to participate in any share redemption funded by the proceeds of the transaction.

The transaction is expected to close in early Q3, and the new combined entity will be listed on the Nasdaq.

Dan Fink

(SLIDE 44)

On the next slide, we have highlighted the list of relevant players across Procaps’ different business segments which we believe comprise the comp set, although we recognize there is no perfect comp for Procaps.

If we all look at the left part of the page. A significant portion of Procaps revenue is in its highly valued CDMO business, with comps trading at 18.6x.

At our acquisition range, if you were to assume Procaps CDMO business trades in line with its CDMO competitors, it implies that the public markets would be purchasing Procaps B2C segments at 6.9x.

Now, looking at the right part of the page, you can see that the Procaps implied valuation of 10.75 times enterprise value to expected 2021 adjusted EBITDA represents a significant discount.

If you were to try to replicate a basket of competitors based on Procaps’ weighted contribution profit by segment, you would need to pay 14.6x EBITDA.

In addition, as you can see on the bottom of the page, Procaps has higher projected revenue and EBITDA CAGRS as well as healthier EBITDA margins than the competitive set.

Dan Fink

(SLIDE 45)

In slide 45, we performed a discounted cash flow analysis which highlights that the intrinsic value view of Procaps is above $10 per share today.

We have outlined the key assumptions on this page and show the potential for public-company capital structure savings, as well as accretive acquisitions planned.

Dan Fink

(SLIDE 46)

On the next page, we wanted to highlight a few of the public market changes that will occur in connection with this transaction.

There will be a 7-person board, consisting of Ruben Minski as Chairman, Jose Minski, Alejandro Weinstein with enhanced M&A responsibilities, 2 directors from Union and 2 other value added experts.

In connection with the transaction, the Company will be putting in place a stock ownership plan as part of its employee compensation package, which will both align management with public markets and in turn help drive superior operational results.

Finally, the Company’s board will undertake key critical tasks including succession planning, optimizing capital structure and prioritizing resources.

With that, we thank you for your time today, and for listening to the story on why we believe this Business Combination represents a compelling and transformative transaction. I will now turn the call back to Ruben for closing comments.

Ruben Minski

(SLIDE 47)

Thanks Dan.

For more than 40 years, Procaps has developed integral pharmaceutical solutions for people’s health, which has led it to become a leader within the Latin American pharmaceutical market.

We are very pleased to have support from top-tier investors, and access to the U.S. capital markets following the closing of this proposed transaction, which we believe will leave Procaps well-capitalized to provide our innovative pharmaceutical solutions to our global customers and drive our growth initiatives.

With our strong history and focus on Environmental, Social and Governance principles, we are confident we can provide shareholders with a multi-pronged investment alternative that supports today’s healthcare needs and accomplishes this utilizing a sustainable footprint that we believe will deliver long-term value to your investment in Procaps.

We look forward to opening a new chapter on our story that leverages:

Our global reach that enriches our competitive capabilities;

In-house R&D capabilities driving attractive growth opportunities;

Leading integrated pharmaceutical CDMO specialized in softgels and related technologies;

Our proprietary portfolio of branded Rx and OTC products;

Our strategic positioning to capitalize on favorable regional dynamics; and

A 43-year proven track record of growth and diversification with a strong top-line and free cash flow financial profile.

I want to personally thank everyone for joining today’s call. We look forward to closing this transformative business combination and executing on the next phase of our growth cycle.

I would encourage all interested parties to follow our progress on our investor relations website: investor.procapsgroup.com and stay tuned to the upcoming launch of our new corporate website in the Spring of 2021.

Thank you and good day.

This transcript is being provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination.

Additional Information and Where to Find It

In connection with the Business Combination, Procaps Group, S.A. (“Holdco”) is expected to file a registration statement on Form F-4 with the SEC that will include a proxy statement of SPAC that will also constitute a prospectus of Holdco. Each of SPAC and Holdco urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Holdco, the Company, SPAC and the Business Combination. Such persons can also read SPAC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, for a description of the security holdings of SPAC’s officers and directors and their respective interests as security holders in the consummation of the Business Combination. When available, the definitive proxy statement/prospectus will be mailed to SPAC’s and ’s shareholder. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131 or Procaps Group, S.A., 9 rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.

Participants in Solicitation

SPAC, Holdco and the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and executive officers in SPAC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, which was filed with the SEC on December 30, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of SPAC’s participants in the solicitation, which may, in some cases, be different than those of SPAC’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Forward-Looking Statements

This Conference Call included certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the products offered by the Company and the markets in which it operates, and Holdco’s projected future results. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements also include projected financial information, including Adjusted EBITDA margin and free cash flow; the expected gross cash proceeds from the transaction; expected future capitalization; the expected listing of the shares of Holdco and the closing of the transaction; expectations relating to Holdco’s ability to invest in growth and new product categories and capitalize on favorable regional dynamics through organic and inorganic growth; estimated product launches in next three years; belief that Holdco will be sufficiently capitalized to provide innovative solutions and drive growth initiatives; and expected synergies through innovation, economies of scale and lower cost of capital. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SPAC’s securities, (ii) the risk that the transaction may not be completed by SPAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPAC, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the stockholders of SPAC and the Company, the satisfaction of the minimum trust account amount following redemptions by SPAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the Business Combination; (vii) the effect of the announcement or pendency of the Business Combination on the Company’s business relationships, performance, and business generally, (viii) risks that the Business Combination disrupt current plans and operations of the Company and potential difficulties in the Company’s employee retention as a result of the Business Combination, (ix) the outcome of any legal proceedings that may be instituted against the Company, Holdco or SPAC related to the Business Combination Agreement or the Business Combination, (x) the ability to maintain the listing of SPAC’s securities on the NASDAQ Stock Market, (xi) the price of SPAC’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates, (xiv) the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize the Company’s products, or experience significant delays in doing so, (xv) the risk that the post-combination company may never achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xviii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk of product liability or regulatory lawsuits or proceedings relating to the Company’s products and services; (xxii) the risk that the Company is unable to secure or protect its intellectual property; and (xxiii) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SPAC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-1 related to SPAC’s initial public offering, the proxy statement/prospectus discussed above and other documents filed by SPAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Holdco, the Company and SPAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Holdco, the Company nor SPAC gives any assurance that either Holdco, the Company or SPAC will achieve its expectations.

No Offer or Solicitation

This Transcript is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SPAC, the Company or Holdco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.